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                              August 14, 2023

       Mike Lavin
       President, Chief Operating Officer and Chief Legal Officer
       CONSUMER PORTFOLIO SERVICES, INC.
       19500 Jamboree Road
       Irvine, California 92612

                                                        Re: CONSUMER PORTFOLIO
SERVICES, INC.
                                                            Amendment No. 1
Form S-3 filed August 7, 2023
                                                            File No. 333-272653

       Dear Mike Lavin:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-3

       We may have rescission liability..., page 14

   1. We reissue in part Comment No. 1 from our letter dated June 29, 2023. Please tell us the reason(s) for the
potential rescission liability.
       General

   2.                                                   We reissue Comment No.
3 from our letter dated June 29, 2023. Excluding Part III
                                                        information is only
permissible in the event that you reasonably believe that you will file a proxy statement
containing the information within 120 days of the fiscal year end. In the future, if you don't
intend to file your proxy within 120 days of the fiscal year end, you must include it within
the Form 10-K in order for your entire 10-K to be timely filed.
 Mike Lavin
FirstName LastNameMike
CONSUMER     PORTFOLIOLavin
                       SERVICES, INC.
Comapany
August 14, NameCONSUMER
           2023           PORTFOLIO SERVICES, INC.
August
Page 2 14, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Todd Schiffman at 202-551-3491 or Chris Windsor at 202-551-3419 if
you have questions regarding these comments.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance